UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Brookfield Residential Properties Inc.

(Name of the Issuer)

Brookfield Residential Properties Inc.

Brookfield Asset Management Inc.

1927726 Ontario Inc.

(Names of Persons Filing Statement)

Common Stock, Without Par Value

(Title of Class of Securities)

11283W

(CUSIP Number)

Shane D. Pearson	A.J. Silber
Executive Vice President and Corporate Counsel	Vice President, Legal Affairs and Corporate Secretary
Brookfield Residential Properties Inc.	Brookfield Asset Management Inc.
4906 Richard Road S.W.	Brookfield Place, Suite 300
Calgary, Alberta T3E 6L1	181 Bay Street, P.O. Box 762
Canada	Toronto, Ontario M5J 2T3
Tel: (403) 231-8900	Canada
Tel: (416) 956-5182

With copies to:

Neil Q. Whoriskey Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Tel: (212) 225-2990	Mile T. Kurta Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, NY 10036 Tel: (212) 880-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$966,781,928.00	$112,340.06

*	Calculated solely for the purposes of determining the filing fee. The aggregate transaction value was calculated as the product of (a) 39,867,296 shares of Common Stock, representing the sum of the shares of Common Stock issued and outstanding as of February 17, 2015 (which number includes restricted shares and shares granted under Brookfield Residential’s restricted share unit plan), plus shares issuable upon acceleration of options and less the net amount of escrowed shares cancelled and granted under escrowed share arrangements, other than shares owned by the filing persons, multiplied by (b) the per share consideration of $24.25.
**	The amount of the filing fee was calculated by multiplying the transaction valuation above by 0.0001162 in accordance with Exchange Act Rule 0-11.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$112,340.06
Form or Registration No.:	Schedule 13E-3
Filing Party:	Brookfield Residential Properties Inc., Brookfield Asset Management Inc., 1927726 Ontario Inc.
Date Filed:	January 13, 2015

INTRODUCTION

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3, filed with the Securities and Exchange Commission (the “SEC”) on January 13, 2015, jointly by Brookfield Residential Properties Inc. (the “Company”), Brookfield Asset Management Inc. (“Brookfield Asset Management”) and 1927726 Ontario Inc. (the “Purchaser”), as amended by Amendment No. 1 dated February 9, 2015 and Amendment No. 2, dated February 11, 2015 (the “Transaction Statement”).

The Transaction Statement relates to the plan of arrangement (the “Plan of Arrangement”) contemplated by an arrangement agreement among the Company, Brookfield Asset Management and the Purchaser, dated as of December 23, 2014 (the “Arrangement Agreement”) pursuant to which the Purchaser will acquire all shares of the Common Stock of the Company that are not already owned by the Filing Persons or any of their affiliates, for the per share consideration of $24.25 as set forth in the Arrangement Agreement.   The management information circular, attached as Exhibit (a)(2)(i) to the Transaction Statement (the “Circular”) is being provided to holders of Common Stock pursuant to applicable Canadian law.   Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given to them in the Transaction Statement.

The information contained in and incorporated by reference into this Amendment No. 3 concerning each Filing Person has been supplied by such Filing Person.   No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The Item below is amended and supplemented as described below.

Item 16    Exhibits

Item 16 is hereby amended and supplemented by the addition of the following exhibits thereto:

(a)(2)(xi)	Letter circulated by the Company to its shareholders, dated February 17, 2015.

(a)(2)(xii)	Press Release of the Company with respect to the recommendation of the Plan of Arrangement by Institutional Shareholders Services and the Amending Agreement, dated February 17, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

Brookfield Residential Properties Inc.

By:	/s/ Shane Pearson
Name:	Shane Pearson
Title:	Executive Vice President and Corporate Counsel

Brookfield Asset Management Inc.

By:	/s/ Derek Gorgi
Name:	Derek Gorgi
Title:	Senior Vice President

1927726 Ontario Inc.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Vice President

Exhibit Index

(a)(2)(i) †	Circular dated January 12, 2015.

(a)(2)(ii)†	Form of Proxy.

(a)(2)(iii)†	Letter of Transmittal.

(a)(2)(iv)†	Notice of Special Meeting (incorporated by reference to the Circular).

(a)(2)(v)†	Letter to Stockholders (incorporated by reference to the Circular).

(a)(2)(vi)†	Press release of the Company and Brookfield Asset Management with respect to the signing of the Arrangement Agreement, dated December 23, 2014, incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K submitted to the SEC on December 24, 2014.

(a)(2)(vii)†	Press release of the Company with respect to the filing of the meeting materials, dated January 13, 2015.

(a)(2)(viii)*	Press release of the Company with respect to the filing of Amendment No. 1, dated February 9, 2015.

(a)(2)(ix)°	Annual report of the Company for the year ended December 31, 2014, incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K submitted to the SEC on February 10, 2015.

(a)(2)(x)°	Press release of the Company with respect to its 2014 year end results, incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K submitted to the SEC on February 10, 2015.

(a)(2)(xi)	Letter circulated by the Company to its shareholders, dated February 17, 2015.

(a)(2)(xii)	Press Release of the Company with respect to the recommendation of the Plan of Arrangement by Institutional Shareholders Services and the Amending Agreement, dated February 17, 2015.

(b)	None.

(c)(1)†	Valuation and Fairness Opinion of Morgan Stanley Canada Limited (incorporated by reference to Appendix D to the Circular).

(c)(2)†	Special Committee Discussion Materials provided by Morgan Stanley Canada Limited to the Special Committee on December 15, 2014.

(c)(3)†	Special Committee Discussion Materials provided by Morgan Stanley Canada Limited to the Special Committee on December 19, 2014.

(c)(4)†	Special Committee Discussion Materials provided by Morgan Stanley Canada Limited to the Special Committee on December 23, 2014.

(d)(1)†	Plan of Arrangement (incorporated by reference to Schedule B of the Arrangement Agreement included as Appendix C to the Circular).

(d)(2)†	Arrangement Agreement (incorporated by reference to Appendix C to the Circular).

(d)(3)†	Arrangement Resolution (incorporated by reference to Appendix B to the Circular).

(d)(4) †	Court Materials (incorporated by reference to Appendix E to the Circular).

(d)(5) °	Amending Agreement.

(d)(6) °	Plan of Arrangement, as amended (incorporated by reference to Schedule A to the Amending Agreement).

(f) †	Section 185 of the OBCA (incorporated by reference to Appendix F to the Circular).

(g)	None.

(h)	None.

†	Previously filed as an exhibit to the Transaction Statement filed on January 13, 2015.
*	Previously filed as an exhibit to Amendment No. 1 dated February 9, 2015.
°	Previously filed as an exhibit to Amendment No. 2 dated February 11, 2015.

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